

Mail Stop 3561

November 2, 2009

Ms. Jane F. Aggers
Chief Executive Officer
Hancock Fabrics, Inc.
One Fashion Way
Baldwyn, MS 38824

      Re: Hancock Fabrics, Inc.
              Form 10-K for the Year Ended January 31, 2009
              Filed April 10, 2009
              File No. 001-09482

Dear Ms. Aggers:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                           Sincerely,

                           Jennifer Thompson
                           Accounting Branch Chief